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                                                                    Exhibit 99.5

                                                                   June 21, 2002

Dear holders of First Fidelity convertible senior notes,

      This letter is being delivered to you in connection with the proposed merger (the "Merger") of First Fidelity Bancorp, Inc. ("First Fidelity") with a subsidiary of Hawthorne Financial Corporation ("Hawthorne Financial") pursuant to an Agreement and Plan of Reorganization, dated as of March 19, 2002, and amended and restated on April 24, 2002 (as of March 19, 2002), by and among Hawthorne Financial, First Fidelity and the other parties thereto (the "Merger Agreement"). Upon consummation of the Merger, each share of common stock of First Fidelity issued and outstanding immediately prior thereto will be converted into the right to receive, on a share-by-share basis,

      -     $36.6049 in cash; or

      - 1.5151 shares of Hawthorne Financial common stock, subject to adjustment in certain circumstances, plus cash in lieu of any fractional share interest; or

      - a combination of cash and shares of Hawthorne Financial common stock (collectively, the "Merger Consideration").

      Pursuant to the Merger Agreement, each record holder of shares of First Fidelity common stock and convertible senior notes (the "Notes") as of the record date for the First Fidelity meeting of stockholders at which the Merger Agreement will be considered for adoption by voting stockholders of First Fidelity is being given the opportunity to elect to receive cash and/or shares of Hawthorne Financial common stock for the shares of First Fidelity common stock held by them or acquirable by them upon conversion of the Notes. These elections will be subject to the election, allocation and proration procedures set forth in the Merger Agreement and described in the accompanying joint proxy statement/prospectus of Hawthorne Financial and First Fidelity, and as a result there can be no assurance that First Fidelity stockholders and Note holders will receive the form of Merger Consideration they elect for some or all of the shares held by them or issuable upon conversion of their Notes.

      In order for you, as a record holder of Notes, to make an election with respect to the form of Merger Consideration to be received in exchange for the First Fidelity shares issuable upon conversion of your Notes, you must do the following:

      - execute the Irrevocable Notice of Conversion enclosed herewith and deliver it, along with your Notes, to First Fidelity in the envelope provided prior to 5:00 p.m., on June 30, 2002; and

      - complete and execute the Letter of Transmittal that will be sent to you by Hawthorne Financial's exchange agent, Mellon Investor Services LLC (the "Exchange Agent"), in accordance with the instructions accompanying such Letter of Transmittal, except


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            as noted below, and deliver it in the envelope provided to the
            Exchange Agent prior to 5:00 p.m. on July 22, 2002.

      In completing the Letter of Transmittal you should make elections with respect to each share of First Fidelity common stock issuable upon conversion of the Notes held by you. Certificates evidencing the shares of First Fidelity common stock issuable upon conversion of your Notes have been prepared by First Fidelity and forwarded to the Exchange Agent for holding in escrow so that they may be cancelled upon consummation of the Merger. As a result, you need not forward certificates evidencing these shares to the Exchange Agent or complete a Guarantee of Delivery with respect to such certificates notwithstanding the instructions contained in the Letter of Transmittal.

      If you execute the Irrevocable Notice of Conversion of First Fidelity Senior Notes, your Notes will be automatically converted into shares of First Fidelity Series B common stock immediately prior to the effective time of the Merger without any further action on your part.

      Interest due on the Notes from the most recent interest payment date thereon to the date of the Merger will be paid to you promptly following the Merger.

      It is a condition to the obligation of Hawthorne Financial to consummate the Merger that all outstanding Notes be converted into shares of First Fidelity common stock in accordance with their terms prior to the effective time of the Merger. Accordingly, in order for the Merger to proceed, as well as to enable you to elect, subject to the terms of the Merger Agreement, the form of Merger Consideration which you would like to receive upon consummation of the Merger for the First Fidelity shares issuable upon conversion of your Notes, First Fidelity encourages you to promptly follow the procedures set forth above.

      Needless to say, please do not hesitate to call me if you have any questions or if we can be of assistance in any way.

                                             Very truly yours,



                                             Wm. Paul Ralser
                                             Chairman of the Board